Sungold International Holdings Corp.
(A Development Stage Company)

Consolidated Financial Statements
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

November 30, 2007

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

NOTICE TO READER

In accordance with Canadian Securities Administrators National Instrument 51-102, Sungold International Holdings Corp. discloses that these unaudited financial statements for the first financial quarter ended November 30, 2007, have not been reviewed by our auditors, MSCM LLP, Chartered Accountants.

Toronto, ON

April 21, 2008

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Consolidated Balance Sheets
November 30, 2007

	(Unaudited)	(Audited)
	November 30	August 31
	2007	2007
Assets
Current assets
Sundry receivables	$43,423	$38,073
Prepaid expenses and deposits	640	640
	44,063	38,713

Pre-development costs (note 4)	292,762	270,288
Equipment (note 5)	367,884	387,588
Investment and advances to related company (note 6)	155,841	105,400
Marketing rights (note 7)	11,974	12,870
	$872,524	$814,859
Liabilities
Current liabilities
Bank overdraft	$6,612	$17,152
Accounts payable and accrued liabilities (note 8(c))	942,297	875,291
Loans payable (note 8(d))	98,363	92,974
Current obligation under capital leases (note 9)	4,831	6,518
	1,052,103	991,935
Long-term liabilities
Obligation under capital leases (note 9)	-	-
	1,052,103	991,935
Shareholders’ (deficiency) equity
Share capital (note 10)	22,888,776	22,639,945
Contributed surplus (note 11)	996,954	941,722
Deficit	(24,065,309)	(23,758,743)
	(179,579)	(177,076)
	$872,524	$814,859

The accompanying notes are an integral part of these consolidated financial statements.

Going concern (note 1)

Approved by the Directors:

“Art Cowie”	Director

“Donald Harris”	Direct

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Consolidated Statements of Loss And Deficit
for the first quarter ended November 30

	April 7, 1986	Three Months Ended
	(inception) to
	November 30, 2007	2007	2006
Revenue
Gain on disposition of marketable securities	$838,947	$-	$-
Expenses
Impairment write-down of
pre-development costs	6,460,304	-	-
Professional and consulting fees (note 8(a))	3,919,264	115,415	19,731
Advertising and promotion	3,460,556	1,979	2,619
Management fees and salaries (note 8(a))	2,689,015	59,802	77,172
Investor relations	1,458,822	15,846	10,185
Travel and conference	1,183,308	2,824	3,803
Amortization	1,068,049	24,165	25,358
Office and miscellaneous	911,589	8,114	3,424
Internet services	847,739	372	1,152
Stock-based compensation (note 10(b))	686,879	-	54,085
Office rent and services (note 8(b))	696,942	21,435	10,710
Transfer agent and filing fees	438,248	1,169	2,283
Insurance	263,953	-	-
Financing fees	237,433	-	5,000
Interest and bank charges	158,244	3,331	2,295
Finder fees	154,031	-	-
Settlement agreements	71,178	-	-
Equity loss on investment (note 6)	110,825	50,726	-
Interest on capital leases	34,180	233	476
Fees and commissions	39,943	-	-
Loss on disposition of equipment	16,402	-	606
Foreign exchange (gain) loss	(2,648)	1,155	4,452
	24,904,256	306,566	223,351
Net loss	24,065,309	306,566	223,351
Deficit, beginning of year	-	23,758,743	22,190,315
Deficit, end of quarter	$24,065,309	$24,065,309	$22,413,666

Weighted average number of shares		139,176,550	126,751,076

Loss per share		$0.0022	$0.0018

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Consolidated Statements of Cash Flow
for the first quarter ended November 30

		April 7, 1986		Three Months Ended
		(inception) to
		November 30, 2007		2007	2006
Operating activities
Net loss		$(24,065,309)		$(306,566)	$(223,351)
Items not involving cash
Write-down of pre-development costs		6,460,304		-	-
Amortization		1,068,049		24,165	25,358
Stock-based compensation		686,879		-	54,085
Issuance of common shares for services		793,115		81,640	6,180
Gain on disposition of marketable securities		(838,947)		-	-
Acquisition of marketing rights		(28,835)		(3,095)	-
Equity loss		110,825		50,726	-
Loss on disposition of equipment		16,402		-	606
		(15,797,517)		(153,130)	(137,122)
Cash provided (used) by changes in non-
cash operating items
Sundry receivables		(43,423)		(5,350)	(4,439)
Prepaid expenses and deposits		(640)		-	-
Accounts payable and accrued liabilities		953,630		67,006	46,982
		(14,887,950)		(91,474)	(94,579)
Investing activities
Pre-development costs		(5,343,687)		(22,474)	(3,199)
Proceeds of disposition of equipment		43,134		-	-
Investment and advances to related company		(137,020)		(101,167)	-
Acquisition of equipment		(1,407,314)		(470)	(500)
		(6,844,887)		(124,111)	(3,699)
Financing activities
Loans payable (ii)		2,674,091		5,389	-
Repayment of obligation under capital leases		(77,972)		(1,687)	(1,444)
Issuance of shares		17,404,359		222,423	109,678
Proceeds of disposition of marketable securities		1,725,747		-	-
		21,726,225		226,125	108,234
Change in (bank overdraft) cash		(6,612)		10,540	9,956
(Bank overdraft), beginning		-		(17,152)	(2,919)
(Bank overdraft) cash, ending	$	(6,612)	$	(6,612)	$7,037

(i) Interest paid:		$192,424		$3,564	$2,771

(ii)

During the quarter, the Company issued 1,133,380 shares to settle $71,000 loans payable. Since April 7, 1986 (inception) to November 30, 2007, the Company issued 42,262,644 shares to settle $2,659,237 of debts.

The accompanying notes are an integral part of these consolidated financial statements.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

1.	Nature of Operations and Going Concern

Sungold International Holdings Corp. (the “Company” or “Sungold”) was incorporated under the Canada Business Corporations Act and is a publicly traded company on the OTC bulletin board. The principal activities are developing and promoting a proprietary pari-mutuel wagering virtual horseracing product, commercial advertising time on the product, and an internet payment system. To date, the Company has not earned significant revenues and is considered to be in a development stage.

These consolidated financial statements have been prepared on a going concern basis in accordance with Canadian generally accepted accounting principles. The going concern basis of presentation assumes that the Company will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

The recoverability of the amounts shown for pre-development costs is primarily dependant on the ability of the Company to put its pre-development projects into economically viable products in the future. The Company plans to meet anticipated financing needs in connection with its obligations by the exercise of stock options, share purchase warrants, and through private placements, public offerings or joint-venture participation by others.

There is significant doubt about the appropriateness of the use of the going concern assumption because the Company experienced significant recurring losses from operations and has experienced significant negative cash flows from operations over a number of years.

The ability of the Company to continue as a going concern and to realize the carrying value of its assets and discharge its liabilities when due is dependent on the successful completion of the actions taken or planned, which management believes will mitigate the adverse conditions and events which raise doubt about the validity of the going concern assumption used in preparing these consolidated financial statements. There is no assurance that the Company will be successful in its efforts.

These consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate. If the going concern basis did not prove to be appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

2.	Summary of Significant Accounting Policies

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

2.	Summary of Significant Accounting Policies - continued

a)	Basis of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries, Horsepower Broadcasting Network (HBN) International Ltd., SafeSpending Inc. and Racing Unified Network (R.U.N.) Inc. All inter-company transactions and balances have been eliminated upon consolidation.

b)	Translation of Foreign Currencies

The Company has determined that all of its Subsidiaries’ operations are integrated; as such, the Company translates foreign currencies into U.S. dollars using the temporal method. Under this method, accounts recorded in foreign currency have been converted to Canadian dollars as follows:

Monetary assets and liabilities at the exchange rate in effect at the balance sheet date;
Other assets at historical rates;

Revenues and expenses at the average rate of exchange for the month incurred except amortization which is translated at the same rates as those used in the translation of the corresponding assets. Gains and losses resulting from the fluctuation of foreign exchange rates are included in the determination of net loss.

c)	Pre-development costs

The Company is in the development stage and capitalizes all costs related to its pre-development projects in accordance with Accounting Guideline No. 11, “Enterprises in the Development Stage”, issued by the Canadian Institute of Chartered Accountants. These costs will be amortized on the basis of revenue generated in relation to the project following commencement of operations. When management decides a project is to be abandoned, costs of the abandoned project are written off to operations. Costs related to regular maintenance of the pre-development projects are expensed as incurred.

The costs deferred at any time do not necessarily reflect present or future values. The ultimate recovery of such amounts depends on the Company successfully developing the project.

d)	Equipment

Equipment is recorded at cost with amortization provided on a declining balance as follows:

Software – Horsepower®	20%
Computer hardware	30%
Leased computer equipment	30%
Office equipment	20%
Computer software	100%

The above rates have been utilized to reflect the anticipated life expectancy. In the year acquired and put in use, only one-half the normal rate is applied.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

2.	Summary of Significant Accounting Policies - continued

e)	Long-lived and Intangible Assets

The Company reviews the recoverability of long-lived and intangible assets with definite lives whenever events or changes in circumstances indicate that the carrying amount of an asset or asset group may not be recoverable. The assessment of possible impairment is based upon the Company’s ability to recover the carrying value of the asset or asset group from the expected pre-tax cash flows, undiscounted and without interest charges, of the related operations. If these cash-flows are less than the carrying value of such asset or asset group, an impairment loss is recognized for the difference between estimated fair value and carrying value. The measurement of impairment requires management to estimate future cash-flows and the fair value of long-lived assets. The Company’s intangible assets are amortized using the straight-line method over the following estimated useful lives:

Marketing rights	2 years

f)	Income Taxes

The Company accounts for income taxes using the asset and liability method of accounting. Under this method, future income tax assets and future income tax liabilities are recorded based on temporary differences between the financial reporting basis of the Company's assets and liabilities and their corresponding tax basis. The future benefits of income tax assets, including unused tax losses, are recognized subject to a valuation allowance, to the extent that it is more likely than not that such losses will be ultimately utilized. These future income tax assets and liabilities are measured using substantively enacted tax rates and laws that are expected to apply when the tax assets or liabilities are to be settled or realized.

g)	Loss Per Share

Loss per share is calculated using the weighted-average number of shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method whereby all options, warrants and equivalents are assumed to have been exercised at the beginning of the period and the proceeds from the exercise are assumed to have been used to purchase common shares at the average market price during the period. Stock options and warrants outstanding are not included in the computation of diluted loss per share if their inclusion would be anti-dilutive.

h)	Long-term investment

The Company uses the equity method of accounting for its investment in shares of a company over which it has significant influence. Under the equity method of accounting, investments are carried at the original cost plus the Company’s cumulative share of earnings (loss), less any dividends received, netted with advances made to the company.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

2.	Summary of Significant Accounting Policies - continued

i)	Stock-based Compensation

The Company has in effect a Stock Option Plan (“the Plan”), which is described in note 10(b). Stock options are accounted for using the fair value-based method. Fair value is calculated using the Black- Scholes model with the assumptions described in note 10(b). On the exercise of stock options, consideration received and the accumulated contributed surplus amount is credited to share capital.

j)	Measurement uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those reported.

The Black-Scholes pricing model, used by the Company to determine fair values, was developed for use in estimating the fair value of freely traded options. This model requires the input of highly subjective assumptions including future stock price volatility and expected time until exercise. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing model does not necessarily provide a reliable single measure of the fair value of the Company's stock options granted during the year.

k)	Reclassifications

Certain amounts from prior years have been reclassified to conform to the current year’s presentation.

3.	Future Changes in Accounting Policies

Financial Instruments - Recognition and Measurement and Comprehensive Income and Equity

In January 2005, the CICA released new Handbook Section 3855, “Financial Instruments - Recognition and Measurement”, Handbook Section 3861, “Financial Instruments – Disclosure and Presentation”, Handbook Section 1530, “Comprehensive Income”, and Section 3251, “Equity”, effective for annual and interim periods beginning on or after October 1, 2006. The Company will adopt these standards on September 1, 2007.

As a result of adopting these standards, a new category, accumulated other comprehensive income, will be added to the shareholders’ equity and certain unrealized gains and losses will be reported in other comprehensive income until realization. Effective September 1, 2007, certain financial assets and liabilities will be measured at fair value and others at amortized cost. Any adjustment of the previous carrying amounts will be recognized as an adjustment to either accumulated other comprehensive income or deficit at September 1, 2007, and prior period consolidated financial statements will not be restated. The adoption of these standards is not expected to have a material impact on the consolidated financial statements of the Company.

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

3.	Future Changes in Accounting Policies - continued

Capital Disclosures

In December 2006, the CICA issued Handbook Section 1535, “Capital Disclosures”. This new section requires disclosure of an entity's objectives, policies and processes for managing capital, quantitative data about what the entity regards as capital and whether the entity has complied with any capital requirements and, if it has not complied, the consequences of such non-compliance. This standard is effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted on September 1, 2008. The adoption of this section is not expected to have a material impact on the Company's consolidated financial statements.

Financial Instruments - Disclosure and Presentation

In December 2006, the CICA released new Handbook Sections 3862, “Financial Instruments – Disclosures” and 3863, “Financial Instruments – Presentation”, which will replace Section 3861, “Financial Instruments – Disclosure and Presentation”. These standards are effective for annual and interim periods beginning on or after October 1, 2007 and will be adopted on September 1, 2008. The adoption of these sections is not expected to have a material impact on the Company’s consolidated financial statements.

4.	Pre-development Costs

a)	SafeSpending™ project

In May 2001, a subsidiary of the Company, SafeSpending Inc., acquired all the rights to an internet payment system technology which is a spending system that can be used to make anonymous purchases online from merchants and individuals. The agreement provides SafeSpending Inc. with all copyrights, trademarks, source codes and intellectual property and the Company has patents pending in 105 countries for the SafeSpending™ anonymous payment system.

	August 31,		Impairment	November 30,
	2007	Additions	Write off	2007
Acquisition cost	$62,300	$-	$-	$62,300
Legal and consulting fees	83,191	-	-	83,191
	$145,491	$-	$-	$145,491

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

4.	Pre-development Costs - continued

(b)	Horsepower® project

Horsepower® World Pool Virtual Horse Racing System is a proprietary, pari-mutuel wagering product operated by Horsepower Broadcasting Network (HBN) International Ltd., a subsidiary of the Company. The product is being offered to Licensed facilities and Authorized Racetrack Affiliates. Development of this project is largely complete but there are no operating installations as of November 30, 2007.

The hardware and software development costs are capitalized under equipment and amortized annually at 20%.

	August 31,		Impairment	November 30,
	2007	Additions	Write off	2007

Legal and consulting fees	$124,797	$-	$-	$124,797

(c)	Breezestreams project

The Breezestreams concept, acquired in the first quarter, is a method to archive Thoroughbred workouts for handicapping purposes.

	August31,		Impairment	November 30,
	2007	Additions	Write off	2007
Acquisition costs	$-	$22,474	$-	$22,474

		August 31,		Impairment	November 30,
		2007	Additions	Write off	2007
(d)	Total pre development costs	$270,288	$22,474	$-	$292,762

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

5.	Equipment

	November 30			August 31
	2007			2007
	Cost	Less	Net Book	Net Book
		Accumulated	Value	Value
		Amortization
Software – Horsepower®	$1,033,216	$705,000	$328,216	$345,490
Computer hardware	315,225	289,592	25,633	27,183
Leased computer equipment	10,488	5,538	4,950	5,352
Office equipment	10,723	1,638	9,085	9,563

	$1,369,652	$1,001,768	$367,884	$387,588

6.	Investment and Advances to Related Company

During the 2007 fiscal year, the Company acquired a 37.87% interest in a US-based private company, Silks Media Corporation (“Silks Media”) valued at $8,765. During the first quarter of this year, the Company made advances valued at $101,167 to Silks Media, which are unsecured, non-interest bearing with no specific term of repayment.

Silks Media is related to the Company by common directors. The investment in Silks Media is accounted for using the equity method. At November 30, 2007, the Company recorded an equity loss of $50,726 in Silks Media, and reduced the carrying value of its investment accordingly which resulted in a value of $155,841.

7.	Marketing Rights

August 31,		Accumulated	November 30,
2007	Additions	Amortization	2007
$25,740	$3,095	$(16,861)	$11,974

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

8.	Related Party Transactions and Balances

a)

During the quarter, salaries, directors’ fees, and bookkeeping services of $56,100 (November 2006 - $75,825) were paid in cash to directors and officers of the Company and subsidiaries of the Company. Amounts paid by shares was $NIL (November 2006 – $NIL). The fees are in the normal course of business and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

b)	During the quarter, the amount paid to an officer for rent of office space provided was $NIL (November 2006 – $4,710).

c)

Accounts payable includes $134,905 owed to directors, officers and management for salaries, management fees and consulting services rendered (November 2006 – $172,077). The amounts are unsecured, non-interest bearing and have no repayment terms.

d)	The loans payable of $98,363 are unsecured, non-interest bearing advances from shareholders and directors and have no specified repayment terms (November 2006 – $7,500).

9.	Capital Leases

The Company has a lease agreement for computers accounted for as capital leases. Current payments are $640 monthly, expiring July 2008. The following is a schedule of future lease payments:

	November 30,	August 31,
	2007	2006
Total minimum lease payments	$5,118	$7,038
Less amount representing interest	(287)	(520)
Balance of obligations	4,831	6,518
Less current portion	(4,831)	(6,518)
Non-current portion	$-	$-

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

10.	Share Capital

	November 30,	August 31,
	2007	2006
Authorized:
Unlimited common shares without par value
100,000,000 Class “A” preference shares
without par value
100,000,000 Class “B” preference shares
without par value

Issued and outstanding:
141,342,295 common
(August 31, 2007 – 136,926,215 common)	$22,888,776	$22,639,945

a)	Shares issued during the first quarter ended November 30, 2007:

	#	$

For cash	3,488,810	222,423
Non-cash transactions:
- for services provided	927,270	81,640
Amount allocated for warrants
to Contributed Surplus	-	(55,232)
	4,416,080	$248,831

b)	Stock options and stock-based compensation

The Company has a fixed stock option plan for the granting of options to directors, officers and employees of up to 10% of the Company’s issued share capital. The terms of the awards under the Plan are determined by the Board of Directors. The following is a summary of outstanding options:

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

10.	Share Capital - continued

b)	Stock options and stock-based compensation – continued

Date of Grant	Exercise Price	Balance August 31, 2007	Granted	Exercised / Expired / Cancelled	Balance November 30, 2007	Expiration date
Aug 10, 2001	US$0.12	300,000	-	-	300,000	Aug 10, 2008
Oct 11, 2002	US$0.15	200,000	-	-	200,000	Oct 11, 2007
Jan 15, 2003	US$0.11	136,000	-	-	136,000	Jan 15, 2008
May 27, 2003	US$0.05	64,000	-	-	64,000	May 27, 2008
Mar 1, 2006	US$0.50	200,000	-	-	200,000	Feb 28, 2008
Mar 10, 2006	US$0.15	495,000	-	-	495,000	Mar 31, 2008
Sep 1, 2006	US$0.50	200,000	-	-	200,000	Jul 31, 2008
Sep 5, 2006	US$0.20	2,800,000	-	-	2,800,000	Sep 30, 2008
Oct 31, 2006	US$0.50	100,000	-	-	100,000	Oct 31, 2009
Feb 14, 2007	US$0.75	175,000	-	-	175,000	Feb 28, 2009
Feb 14, 2007	US$0.30	500,000	-	-	500,000	Feb 28, 2009
Mar 15, 2007	US$0.50	300,000	-	-	300,000	Mar 31, 2009

		5,470,000	-	-	5,470,000

At November 30, 2007, 5,470,000 options are outstanding and exercisable. The weighted-average price of these options is $0.29 and the weighted-average remaining contractual life is 0.78 years.

There were no options granted in the first quarter ended November 30, 2007. In the 2007 fiscal year, the Company recognized $432,292 (2006 - $64,130) in stock-based compensation expense using the Black-Scholes option pricing model with the following assumptions:

	2007	2006
Risk-free interest rate	3.92% - 4.5%	2.82% to 3.00%
Dividend yield	NIL	NIL
Expected life	2 - 3 years	2 - 3 years
Volatility	160% - 172%	120% - 150%

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

10.	Share Capital - continued

c)	Share purchase warrants

Date of Grant	Price	Balance August 31, 2007	Granted	Exercised	Expired / Cancelled	Balance November 30, 2007	Expiration date
Oct 3, 2005	US$0.15	35,750	-	-	35,750	-	Sep 30, 2007
Oct 3, 2005	US$0.15	35,750	-	-	35,750	-	Sep 30, 2007
Oct 3, 2005	US$0.15	53,750	-	-	53,750	-	Oct 31, 2007
Nov 15, 2005	US$0.15	30,150	-	-	30,150	-	Nov 30, 2007
Nov 29, 2005	US$0.15	53,500	-	-	53,500	-	Nov 30, 2007
Dec 2, 2005	US$0.15	608,333	-	-	608,333	-	Nov 30, 2007
Dec 8, 2005	US$0.15	25,000	-	-	-	25,000	Dec 31, 2007
Dec 20, 2005	US$0.35	11,400	-	-	-	11,400	Dec 31, 2007
Dec 29, 2005	US$0.50	195,750	-	-	-	195,750	Dec 31, 2007
Jan 2, 2006	US$0.45	110,000	-	-	-	110,000	Dec 31, 2007
Jan 3, 2006	US$0.50	7,250	-	-	-	7,250	Jan 31, 2008
Jan 4, 2006	US$0.42	50,000	-	-	-	50,000	Dec 31, 2007
Jan 12, 2006	US$0.60	14,750	-	-	-	14,750	Jan 31, 2008
Jan 31, 2006	US$0.55	8,000	-	-	-	8,000	May 31, 2008
May 10, 2006	US$0.30	32,250	-	-	-	32,250	May 31, 2008
May 31, 2006	US$0.26	35,000	-	-	-	35,000	May 31, 2008
Jul 7, 2006	US$0.25	21,000	-	-	-	21,000	Jul 31, 2008
Aug 11, 2006	US$0.18	50,000	-	-	-	50,000	Aug 15, 2008
Aug 18, 2006	US$0.20	62,500	-	-	-	62,500	Aug 31, 2008
Sep 17, 2006	US$0.15	75,000	-	-	-	75,000	Sep 30, 2008
Sep 14, 2006	US$0.20	62,500	-	-	-	62,500	Sep 30, 2008
Sep 14, 2006	US$0.20	62,500	-	-	-	62,500	Sep 15, 2008
Oct 19, 2006	US$0.10	400,000	-	-	-	400,000	Oct 31, 2008
Nov 20, 2006	US$0.10	150,000	-	-	-	150,000	Nov 30, 2008
Nov 30, 2006	US$0.11	250,000	-	-	-	250,000	Nov 30, 2008
Dec 28, 2006	US$0.11	934,091	-	-	-	934,091	Dec 31, 2008
Dec 15, 2006	US$0.10	400,000	-	-	-	400,000	Dec 31, 2008
Jan 22, 2007	US$0.14	285,715	-	-	-	285,715	Jan 23, 2009
Feb 27, 2007	US$0.11	650,000	-	-	-	650,000	Feb 28, 2009
Feb 27, 2007	US$0.16	412,500	-	-	-	412,500	Feb 28, 2009
Feb 27, 2007	US$0.13	538,460	-	-	-	538,460	Feb 28, 2009
Mar 5, 2007	US$0.13	1,015,385	-	-	-	1,015,385	Mar 31, 2009
Mar 7, 2007	US$0.13	153,846	-	-	-	153,846	Mar 31, 2009
Mar 9, 2007	US$0.12	500,000	-	-	-	500,000	Mar 31, 2009
Mar 15, 2007	US$0.11	200,000	-	-	-	200,000	Mar 31, 2009
Mar 25, 2007	US$0.14	75,000	-	-	-	75,000	Mar 31, 2009
May 24, 2007	US$0.14	345,150	-	-	-	345,150	May 31, 2009
May 25, 2007	US$0.14	100,000	-	-	-	100,000	May 31, 2009
Jun 6, 2007	US$0.16	30,490	-	-	-	30,490	Jun 30, 2009
Aug 3, 2007	US$0.16	62,500	-	-	-	62,500	Jul 31, 2009
Aug 14, 2007	US$0.16	31,250	-	-	-	31,250	Jul 31, 2009
Sep 5, 2007	US$0.14	-	400,000	-	-	400,000	Sep 15, 2009
Sep 5, 2007	US$0.15	-	101,135	-	-	101,135	Sep 30, 2009
Sep 25, 2007	US$0.16	-	32,715	-	-	32,715	Sep 30, 2009
Oct 18, 2007	US$0.13	-	100,000	-	-	100,000	Oct 31, 2009
Oct 19, 2007	US$0.13	-	566,690	-	-	566,690	Oct 31, 2009
Oct 25, 2007	US$0.13	-	250,000	-	-	250,000	Oct 31, 2009

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

10.	Share Capital - continued

c)	share purchase warrants – continued

Date of Grant	Price	Balance August 31, 2007	Granted	Exercised	Expired / Cancelled	Balance November 30, 2007	Expiration date
Nov 13, 2007	US$0.12	-	50,000	-	-	50,000	Nov 30, 2008
Nov 13, 2007	US$0.12	-	200,000	-	-	200,000	Nov 15, 2009
Nov 16, 2007	US$0.12	-	100,000	-	-	100,000	Nov 30, 2009
Nov 19, 2007	US$0.12	-	100,000	-	-	100,000	Nov 30, 2009
		8,174,520	1,900,540	-	817,233	9,257,827

The fair value of the 1,900,540 warrants issued in the first quarter ended November 30, 2007, has been determined to be $55,232 using the Black-Scholes pricing model. The following assumptions were used:

Dividend yield	NIL
Risk-free interest rate	3.95% to 4.56%
Expected stock volatility	158% to 172%
Expected life	2 years

11.	Contributed Surplus

	November 30,	August 31,
	2007	2007
Contributed surplus, beginning of year	$941,722	$254,587
Stock-based compensation (note 10(b))	-	432,293
Fair value of warrants (note 10(c))	55,232	254,842
Contributed surplus, end of period	$996,954	$941,722

12.	Commitments

a)	Lease commitments

The Company has a five year lease ending December 31, 2011 for its office space. Minimum annual lease payments for the next five years are as follows:

2008	-	$102,431
2009	-	$107,666
2010	-	$112,901
2011	-	$118,136
2012	-	$39,960

Sungold International Holdings Corp.
(A Development Stage Company)
(Presented in Canadian Dollars)

(Unaudited – Prepared by Management)

Notes to Consolidated Financial Statements
November 30, 2007

12.	Commitments - continued

b)	Share commitment

The Company is committed to issue in fiscal 2008, a sufficient number of its common shares to equal $90,000 as determined by the market price on the issue date to satisfy a commitment related to Silks Media.

13.	Financial Instruments

The Company’s financial instruments consist of sundry receivables, bank overdraft, accounts payable and accrued liabilities, loans payable, and obligations under capital leases. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial statements. The fair value of these financial instruments approximates their carrying value, unless otherwise noted.

14.	Subsequent Events

Subsequent to the quarter end, the Company received $503,006 from the issuance of 8,979,535 private placement shares, for an average share price of $0.056 per share.

Subsequent to the quarter end, the Company issued 2,875,163 shares for services in lieu of payments of $222,286.